Exhibit (a)(5)(EE)

PRESS RELEASE

BCP Crystal Acquisition GmbH & Co. KG Will Release Preliminary Results Of Celanese Offer Later This Week

Stuttgart, March 30, 2004.

BCP Crystal Acquisition GmbH & Co. KG’s (the “Bidder”) voluntary public takeover offer for all outstanding registered ordinary shares with no par value of Celanese AG, Kronberg im Taunus, at a price of EUR32.50 per share in cash expired on March 29, 2004 at 6:00 p.m. New York City time. The terms of the offer required that at least 75% of the Celanese shares outstanding at the end of the acceptance period, excluding treasury shares, be validly tendered and not withdrawn at the end of the acceptance period. Due to the procedures involved in calculating the number of shares tendered, the Bidder does not expect to make an announcement regarding the status of the offer until the close of business in New York on Thursday, April 1, 2004. All other conditions to the offer were satisfied at or prior to the end of the acceptance period.

Tenders of Celanese shares were accepted until the expiration of the acceptance period at 6:00 p.m. New York City time. However, under German practice as disclosed in the offer document relating to the offer, the procedures for tendering Celanese shares held in book-entry form within the Clearstream Banking AG booking system permit custodian banks that received tenders of shares prior to the expiration of the acceptance period to effect the book-entry transfer of those shares with Clearstream for the next two German banking days. In addition, under German practice, tendered Celanese shares subject to guaranteed delivery procedures in the U.S. may not be officially counted until delivered, which can occur up to the close of business in New York on Thursday, April 1, 2004. The Bidder therefore does not expect to be able to determine the final number of Celanese shares that have been validly tendered before the close of business in New York on April 1, 2004.

If reliable information with respect to the preliminary results of the offer is available before that time, the Bidder may make an announcement at such time; otherwise, it expects to issue a press release with the preliminary results of the offer sometime after the close of business in New York on April 1, 2004. In accordance with German law, the Bidder expects to publish the final results of the offer in the Börsen-Zeitung as soon thereafter as practicable.

If, based on the final results, the minimum acceptance threshold has been reached, the Bidder will pay for shares tendered in the acceptance period of the offer during the week of April 5, 2004, and shareholders that did not tender during the acceptance period will have an opportunity to tender their shares during a subsequent acceptance period expected to start on April 4, 2004 and to end on April 19, 2004. If, based on the final results, the minimum acceptance threshold has not been reached, all shares tendered in the offer will be returned to shareholders without undue delay.